

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2006

Mr. Robin S. McRae
Chief Financial Officer
Thunder Mountain Gold, Inc.
1239 Parkview Drive
Elko, Nevada

>   **Re: Thunder Mountain Gold, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>   **File No. 1-08429**

Dear Mr. McRae:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Financial Statements

Balance Sheets, page 13

1.   It appears that your totals of current assets for the years ended 2005 and 2004 are missing numbers. Please amend your document accordingly.

Note 3 – Mining Claims, page 22

2.   We note that you sold patented and unpatented claims in the Thunder Mountain Mining District to the Trust for Public Land for $5,500,000 resulting in a net gain to you of $2,576,112. Please expand your disclosure to discuss the nature of your relationship with Dewey Mining Company, and their relative interest in the properties immediately before your acquisition and subsequent sale, sufficient to understand the reasons why they received the majority of the profit from the sale of your claims. Please also address this issue in your Form 10-QSB for the period ended June 30, 2006.

Note 5 – Related Party Transactions, page 23

3.   We note your disclosures indicating that you incurred interest expense in 2005 of $4,607 relating to your note payable with Dewey Mining Company and paid $10,565 in accrued interest relating to a convertible promissory note with E. James and Leta Mae Collord; and that you incurred $13,899 in interest expense in 2004. Please revise your disclosure sufficiently to understand how the 2004 accrual reconciles to the corresponding restated item shown in your table on page 25. Also tell us how these amounts reconcile to your 2005 balance sheet and statements of operations and cash flows.

Controls and Procedures, page 26

4.   You state that your President and Principal Accounting Officer evaluated the effectiveness of your disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days of the filing date of your report. Please comply with Item 307 of Regulation S-B which requires that your evaluation be completed as of the end of the period covered by your annual report. Further, revise your reference to the definition of disclosure controls and procedures in the Exchange Act Rules to 13a-15(e) or 15d-15(e).

5.   We note your disclosure stating that your President and Principal Accounting Officer concluded that the Company's disclosure controls and procedures "were adequate and effective to ensure that material information relating to the Company would be known to it by others within the Company, particularly during the period in which this annual report on Form 10-KSB was being prepared." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Refer to the definition of disclosure controls and procedures at paragraph (e) of Exchange Act Rules 13a-15 and 15d-15.

6.   We note your statement that there were no significant changes to your internal
        controls or in other factors that could significantly affect these controls
        subsequent to the evaluation date. Please comply with Item 308(c) of Regulation
        S-B which requires that you disclose *any* change in your internal control over
        financial reporting that occurred during the *fourth fiscal quarter* that has
        materially affected, or is reasonably likely to materially affect your internal
        control over financial reporting.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Accountant's Report

7.   We note you have included a report prepared by Moe O'Shaughnessy &
        Associates, P.S. who describes themselves as not being independent and not
        having audited your financial statements. Please tell us what the nature of your
        relationship is with this firm and why you have included this report. If you have
        only outsourced your bookkeeping activities to them, then please remove the
        report from your document.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tracie Towner at (202) 551-3744 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3686 with any other questions.

                                                            Sincerely,

                                                            Karl Hiller
                                                            Branch Chief